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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 29446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Canterbury Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 Jupiter Rd., Suite 203
(No. and Street)

Dallas (City) Texas (State) 75238 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Jennison (214) 349-6973
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026 (Address) Celeste (City) **Texas** (State) **75423** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of Information contained in this form are not required to respond**

RMS

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Jennison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Canterbury Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

TAMMY L. RYDER
ID #125795353
My Commission Expires
August 27, 2022

NOTARY PUBLIC STATE OF TEXAS

Signature

President

Title

Tammy L. Ryder

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Canterbury Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Canterbury Securities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Canterbury Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Canterbury Securities, Inc.'s management. Our responsibility is to express an opinion on First Canterbury Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Canterbury Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Canterbury Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Canterbury Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as First Canterbury Securities, Inc.'s auditor since 2018.

Celeste, Texas
March 28, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

FIRST CANTERBURY SECURITIES, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 6,474
Receivable from clearing broker/dealer	7,983
Clearing deposit	5,220
Securities owned	94,331
Property and equipment, net	37,331
TOTAL ASSETS	$ 151,339

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued liabilities	$ 2,983
Salaries and commissions payable	4,390
Accrued payroll taxes payable	23,629
Payable to shareholder	2,354
Total Liabilities	33,356
Stockholder's Equity	
Common stock, $1.00 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	149,435
Accumulated deficit	(32,452)
TOTAL STOCKHOLDER'S EQUITY	117,983
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 151,339

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2018

Revenue	
Securities commissions	$ 145,471
Mutual fund commissions	39,402
Other revenue	10,792
TOTAL REVENUE	195,665
Expenses	
Clearing charges	19,340
Communications	34,197
Compensation and related costs	74,488
Professional fees	16,395
Occupancy and equipment costs	26,343
Promotion	16,797
Regulatory fees	8,639
Travel	10,202
Other expenses	20,906
TOTAL EXPENSES	227,307
Net loss before other losses	(31,642)
Other Losses	
Realized loss on securities owned	(4,678)
Unrealized loss on securities owned	(10,025)
	(14,703)
NET LOSS	$ (46,345)

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at December 31, 2017	1,000	$ 1,000	$ 149,435	$ 24,393	$ 174,828
Distribution to shareholder	-	-	-	(10,500)	(10,500)
Net loss	-	-	-	(46,345)	(46,345)
Balances at December 31, 2018	1,000	$ 1,000	$ 149,435	$ (32,452)	$ 117,983

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (46,345)
Adjustments to reconcile net loss to net cash used in operating activities:	
Realized loss on securities owned	4,678
Unrealized loss on securities owned	10,025
Depreciation expense	2,992
Changes in assets and liabilities	
Decrease in receivable from clearing broker/dealer	3,384
Increase in clearing deposit	(21)
Decrease in accrued liabilities	(5,653)
Increase in salaries and commissions	4,390
Increase in accrued payroll taxes payable	23,629
Decrease in payable to shareholder	(4,491)
Net cash used in operating activities	(7,412)
Cash flows from investing activities:	
Purchase of securities owned	(251,398)
Proceeds of sale of securities	275,186
Purchase of property and equipment	(16,385)
Net cash provided by investing activities	7,403
Net change in cash	(9)
Cash at beginning of year	6,483
Cash at end of year	$ 6,474

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 2,914
Income taxes	$ -

Non-Cash Investing and Financing Activities:

The sole shareholder directly received the December 31, 2017, excess contribution receivable from the Company's SARSEP of $10,500 during 2018 and the Company recognized this amount as a distribution to the sole shareholder.

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC.
Notes to Financial Statements
December 31, 2018

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

First Canterbury Securities, Inc. (the Company) was incorporated in September 1982 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker-dealer carries accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing securities brokerage services to individuals located in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method and declining balance method over estimated useful lives of five to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Securities Owned

The Company's securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Revenue Recognition

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder.

As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

The Company is subject to state franchise taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires the Company to maintain a minimum of $5,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $66,502 which was $16,502 in excess of its net capital requirement of $50,000. The Company's net capital ratio was 0.50 to 1.

Note 4 - Fair Value / Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 4 - Fair Value / Securities Owned (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

Mutual fund: Mutual funds are generally priced at the ending net asset value provided by the service agent of the funds and are categorized in level 1 of the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Securities owned	$ 94,331	$ -	$ -	$ 94,331

Note 4 - Fair Value / Securities Owned (continued)

Securities owned consist of holdings in one mutual fund.

Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
$ 97,220	$ -	$ 2,889	$ 94,331

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2018, the Company recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Company during 2018.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and amortization and consists of the following:

Automobile	$ 37,027
Furniture and fixtures	7,376
Leasehold improvements	25,024
	69,427
Accumulated depreciation and amortization	(32,096)
	$ 37,331

Depreciation and amortization expense for the year was $2,992 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 6 - Retirement Plan

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) for its employees. The Company and employees may contribute to the Plan. The Company may make non-elective contributions to the Plan. There were no Company contributions for the year ending December 31, 2018.

Note 7 - Related Party Transactions/Economic Dependency/Concentration of Services

The sole shareholder generated 91% of the Company's revenue and accounted for 34% of the Company's compensation and related costs for the year ended December 31, 2018. The Company is economically dependent upon the sole shareholder due to the concentration of services provided by him.

The Company leases office space from its sole shareholder on a month-to-month basis. During 2018, the Company paid $2,223 under this arrangement.

At December 31, 2018, the Company had a non-interest bearing advance totaling $2,354 due to the sole shareholder.

Note 8 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9 - Concentration of Credit Risk

The Company has $107,613 or approximately 71% of its total assets in cash, commissions receivable, securities owned and the clearing deposit due from or held at the Company's clearing broker/dealer.

Note 10 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 11 - Subsequent Events

The Company filed a notice of material inadequacy or material weakness according to SEA Rule 17a-11 and 17a-5 with FINRA on March 26, 2019, related to a failure of the Company to maintain accurate books and records. The Company also filed a notice of its corrective action to be taken on March 26, 2019. The ultimate outcome of this matter, although unknown, could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through March 28, 2018, the date which the financial statements were available to be issued.

Schedule I

FIRST CANTERBURY SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2018

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 117,983
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	37,331
Total deductions and/or charges	37,331
Net capital before haircuts on securities	80,652
Haircuts on securities	
Securities owned	14,150
Net Capital	$ 66,502
Aggregate indebtedness	
Accrued liabilities	2,983
Salaries and commissions payable	4,390
Accrued payroll taxes payable	23,629
Payable to shareholder	2,354
Accrued liabilities	$ 33,356
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 16,502
Ratio of aggregate indebtedness to net capital	0.50 to 1

Reconciliation of Computation of Net Capital

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 95,013
Audit Adjustments:	
Increase in accrued liabilities	(2,983)
Increase in salaries and commissions payable	(4,390)
Increase in accrued payroll taxes payable	(10,637)
Decrease in allowable receivables from non-customers	(10,500)
Rounding	(1)
Net capital as computed above	$ 66,502

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Canterbury Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Canterbury Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Canterbury Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) First Canterbury Securities, Inc. stated that First Canterbury Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Canterbury Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Canterbury Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 28, 2019

SEC Mail Processing
MAR 29 2019
Washington, DC

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

First Canterbury Securities, Inc.

12989 JUPITER ROAD
SUITE 203
DALLAS, TEXAS 75238-5248

(214) 349-NYSE
(214) 349-6973

First Canterbury Securities Exemption Report

First Canterbury Securities is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following :

(1.) The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k):(2)(ii)

(2.) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k) throughout the most recent fiscal year without exception.

First Canterbury Securities

I, Raymond E. Jennison, swear that to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: PRESIDENT

3/6/2019

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